# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **Structured Asset Mortgage Investments II Inc.** | **0001243106** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, September 16, 2005, Series 2005-9** | **333-120916** |

Name of Person Filing the Document
(If Other than the Registrant)



05066505




PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: ______________________

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# BSARM 2005-9



BSARM 2005-9

| HYBRIDS | Percent | GWAC | NWAC | Min GWAC | Max GWAC | Avg Balance | Orig Term | Age | Rem Term | LTV | FICO | Gross Margin | WA Roll | Initial Rate Cap | Periodic Rate Cap | Maximum Rate | Net Margin | Total CURRENT BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| F. 5 Year Hybrid | 100.00 | 5.199 | 4.949 | 2.375 | 6.125 | 541,855.00 | 360 | 1 | 359 | 71.96 | 744 | 2.670 | 59 | 5.000 | 2.000 | 10.199 | 2.420 | 1,155,776,718 |
| **TOTAL** | **100.00** | **5.199** | **4.949** | **2.375** | **6.125** | **541,855.00** | **360** | **1** | **359** | **71.96** | **744** | **2.670** | **59** | **5.000** | **2.000** | **10.199** | **2.420** | **1,155,776,718** |

## Current Balance

| CURRENT BALANCE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 50,001.00 - 100,000.99 | 0.05 | 90,782 | 77.97 | 55.23 | 0.00 |
| 100,001.00 - 150,000.99 | 0.34 | 128,605 | 87.41 | 70.26 | 54.06 |
| 150,001.00 - 200,000.99 | 0.65 | 178,579 | 83.06 | 47.57 | 54.71 |
| 200,001.00 - 250,000.00 | 0.73 | 221,816 | 85.56 | 52.77 | 61.30 |
| 250,000.01 - 300,000.00 | 0.93 | 276,251 | 82.80 | 68.83 | 67.45 |
| 300,000.01 - 350,000.00 | 1.09 | 330,453 | 83.95 | 57.85 | 58.12 |
| 350,000.01 - 400,000.00 | 10.08 | 380,791 | 82.17 | 43.34 | 76.50 |
| 400,000.01 - 450,000.00 | 12.70 | 426,547 | 81.01 | 43.20 | 78.21 |
| 450,000.01 - 500,000.00 | 12.84 | 477,214 | 79.81 | 38.14 | 83.63 |
| 500,000.01 - 550,000.00 | 10.77 | 527,629 | 79.67 | 40.27 | 86.06 |
| 550,000.01 - 600,000.00 | 9.09 | 577,028 | 79.74 | 56.74 | 79.64 |
| 600,000.01 - 650,000.00 | 8.69 | 631,888 | 80.22 | 53.42 | 82.44 |
| 650,000.01 - 700,000.00 | 3.89 | 680,752 | 76.63 | 51.41 | 75.88 |
| 700,000.01 - 750,000.00 | 4.56 | 731,661 | 75.41 | 59.55 | 84.76 |
| 750,000.01 - 800,000.00 | 2.75 | 776,278 | 76.67 | 41.36 | 80.61 |
| 800,000.01 - 850,000.00 | 2.37 | 829,517 | 74.94 | 51.76 | 88.04 |
| 850,000.01 - 900,000.00 | 2.28 | 879,745 | 71.58 | 50.47 | 76.70 |
| 900,000.01 - 950,000.00 | 1.92 | 925,560 | 75.65 | 66.55 | 95.81 |
| 950,000.01 - 1,000,000.00 | 7.04 | 992,891 | 70.80 | 52.44 | 78.02 |
| 1,000,000.01 - 1,500,000.00 | 3.70 | 1,335,399 | 67.06 | 64.94 | 85.27 |
| 1,500,000.01 - 2,000,000.00 | 2.55 | 1,841,781 | 69.84 | 81.29 | 94.41 |
| 2,000,000.01 - 2,500,000.00 | 0.43 | 2,500,000 | 57.78 | 100.00 | 100.00 |
| 2,500,000.01 - 3,000,000.00 | 0.26 | 2,987,188 | 65.00 | 100.00 | 100.00 |
| 3,000,000.01 + | 0.28 | 3,195,000 | 73.14 | 100.00 | 100.00 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

## Current Gross Coupon

| CURRENT GROSS COUPON | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 2.375 - 2.499 | 0.06 | 704,000 | 95.00 | 100.00 | 100.00 |
| 3.500 - 3.624 | 0.10 | 564,000 | 79.65 | 0.00 | 100.00 |
| 3.875 - 3.999 | 0.06 | 750,000 | 80.00 | 0.00 | 100.00 |
| 4.000 - 4.124 | 0.17 | 638,159 | 69.27 | 0.00 | 44.50 |
| 4.125 - 4.249 | 0.08 | 450,270 | 91.32 | 45.81 | 45.81 |
| 4.250 - 4.374 | 0.54 | 518,276 | 76.07 | 19.00 | 47.36 |
| 4.375 - 4.499 | 1.04 | 573,317 | 76.02 | 36.77 | 45.52 |
| 4.500 - 4.624 | 1.40 | 539,553 | 78.95 | 36.62 | 61.10 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates*

# BSARM 2005-9

**Current Gross Coupon**

| CURRENT GROSS COUPON | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 4.625 - 4.749 | 2.53 | 585,588 | 78.46 | 45.73 | 61.20 |
| 4.750 - 4.874 | 3.83 | 560,793 | 78.67 | 53.11 | 67.77 |
| 4.875 - 4.999 | 8.06 | 582,226 | 78.07 | 55.22 | 68.37 |
| 5.000 - 5.124 | 10.59 | 600,123 | 78.02 | 57.27 | 80.49 |
| 5.125 - 5.249 | 12.69 | 564,132 | 78.22 | 51.11 | 84.70 |
| 5.250 - 5.374 | 20.45 | 566,857 | 77.84 | 52.24 | 87.09 |
| 5.375 - 5.499 | 17.53 | 519,364 | 77.93 | 48.09 | 84.85 |
| 5.500 - 5.624 | 12.79 | 511,341 | 77.75 | 46.59 | 85.73 |
| 5.625 - 5.749 | 5.38 | 460,653 | 79.05 | 44.81 | 83.44 |
| 5.750 - 5.874 | 1.88 | 410,125 | 79.14 | 42.68 | 77.35 |
| 5.875 - 5.999 | 0.66 | 382,288 | 76.01 | 16.76 | 66.80 |
| 6.125 - 6.249 | 0.16 | 454,247 | 89.41 | 54.71 | 100.00 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

**Current Net Coupon**

| CURRENT NET COUPON | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 2.125 - 2.249 | 0.06 | 704,000 | 95.00 | 100.00 | 100.00 |
| 3.250 - 3.374 | 0.10 | 564,000 | 79.65 | 0.00 | 100.00 |
| 3.625 - 3.749 | 0.06 | 750,000 | 80.00 | 0.00 | 100.00 |
| 3.750 - 3.874 | 0.17 | 638,159 | 69.27 | 0.00 | 44.50 |
| 3.875 - 3.999 | 0.08 | 450,270 | 91.32 | 45.81 | 45.81 |
| 4.000 - 4.124 | 0.54 | 518,276 | 76.07 | 19.00 | 47.36 |
| 4.125 - 4.249 | 1.04 | 573,317 | 76.02 | 36.77 | 45.52 |
| 4.250 - 4.374 | 1.40 | 539,553 | 78.95 | 36.62 | 61.10 |
| 4.375 - 4.499 | 2.53 | 585,588 | 78.46 | 45.73 | 61.20 |
| 4.500 - 4.624 | 3.83 | 560,793 | 78.67 | 53.11 | 67.77 |
| 4.625 - 4.749 | 8.06 | 582,226 | 78.07 | 55.22 | 68.37 |
| 4.750 - 4.874 | 10.59 | 600,123 | 78.02 | 57.27 | 80.49 |
| 4.875 - 4.999 | 12.69 | 564,132 | 78.22 | 51.11 | 84.70 |
| 5.000 - 5.124 | 20.45 | 566,857 | 77.84 | 52.24 | 87.09 |
| 5.125 - 5.249 | 17.53 | 519,364 | 77.93 | 48.09 | 84.85 |
| 5.250 - 5.374 | 12.79 | 511,341 | 77.75 | 46.59 | 85.73 |
| 5.375 - 5.499 | 5.38 | 460,653 | 79.05 | 44.81 | 83.44 |
| 5.500 - 5.624 | 1.88 | 410,125 | 79.14 | 42.68 | 77.35 |
| 5.625 - 5.749 | 0.66 | 382,288 | 76.01 | 16.76 | 66.80 |
| 5.875 - 5.999 | 0.16 | 454,247 | 89.41 | 54.71 | 100.00 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

# BSARM 2005-9



## Original Loan to Value

| LOAN TO VALUE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % Io |
|---|---|---|---|---|---|
| 20.01 - 25.00 | 0.09 | 524,832 | 56.76 | 71.45 | 71.45 |
| 25.01 - 30.00 | 0.18 | 419,520 | 39.45 | 21.35 | 91.43 |
| 30.01 - 35.00 | 0.30 | 573,271 | 35.16 | 20.55 | 49.63 |
| 35.01 - 40.00 | 1.37 | 632,863 | 43.06 | 32.39 | 82.57 |
| 40.01 - 45.00 | 1.49 | 613,282 | 48.61 | 27.10 | 62.93 |
| 45.01 - 50.00 | 3.05 | 801,575 | 55.77 | 50.23 | 82.14 |
| 50.01 - 55.00 | 2.85 | 659,818 | 60.34 | 32.03 | 79.59 |
| 55.01 - 60.00 | 5.11 | 656,491 | 62.73 | 35.82 | 72.55 |
| 60.01 - 65.00 | 8.58 | 688,637 | 67.41 | 48.34 | 84.56 |
| 65.01 - 70.00 | 12.01 | 636,623 | 72.00 | 42.05 | 79.06 |
| 70.01 - 75.00 | 13.22 | 601,666 | 77.85 | 50.54 | 82.31 |
| 75.01 - 80.00 | 50.59 | 475,759 | 87.23 | 55.31 | 82.47 |
| 80.01 - 85.00 | 0.24 | 459,103 | 86.57 | 13.58 | 31.03 |
| 85.01 - 90.00 | 0.63 | 346,374 | 89.98 | 56.56 | 64.75 |
| 90.01 - 95.00 | 0.29 | 304,056 | 94.82 | 81.15 | 93.58 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

## Credit Score

| FICO SCORE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 600 - 619 | 0.04 | 458,942 | 37.10 | 100.00 | 0.00 |
| 620 - 639 | 0.31 | 603,677 | 78.60 | 88.54 | 11.18 |
| 640 - 659 | 0.73 | 498,968 | 77.64 | 84.85 | 17.33 |
| 660 - 679 | 6.64 | 532,855 | 78.66 | 64.63 | 85.17 |
| 680 - 699 | 9.46 | 518,376 | 79.69 | 58.95 | 77.87 |
| 700 - 719 | 11.89 | 540,968 | 78.95 | 53.04 | 86.09 |
| 720 - 739 | 13.33 | 564,360 | 77.61 | 51.23 | 85.25 |
| 740 - 759 | 15.23 | 538,453 | 80.44 | 52.57 | 81.21 |
| 760 - 779 | 19.30 | 534,818 | 77.43 | 43.61 | 77.81 |
| 780 - 799 | 17.58 | 562,796 | 76.54 | 41.23 | 84.79 |
| 800 - 819 | 5.48 | 519,394 | 74.66 | 39.35 | 72.26 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

## Original Term

| STATED ORIGINAL TERM | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % Io |
|---|---|---|---|---|---|
| 360 - 360 | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

| Remaining Term | | | | | |
|---|---|---|---|---|---|
| STATED REM TERM | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
| 301 - 360 | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

| State | | | | | |
|---|---|---|---|---|---|
| STATE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
| AL | 0.14 | 267,668 | 81.74 | 66.98 | 100.00 |
| AZ | 2.60 | 546,611 | 75.75 | 48.99 | 87.09 |
| CA | 46.71 | 568,894 | 77.28 | 42.56 | 86.32 |
| CO | 2.24 | 551,312 | 80.47 | 62.84 | 79.90 |
| CT | 1.84 | 887,524 | 73.08 | 65.90 | 87.74 |
| DC | 1.04 | 502,189 | 75.86 | 42.63 | 75.92 |
| DE | 0.23 | 448,109 | 85.32 | 65.14 | 73.16 |
| FL | 4.61 | 409,574 | 79.72 | 40.77 | 81.39 |
| GA | 1.00 | 461,042 | 82.77 | 71.63 | 72.04 |
| HI | 0.79 | 764,076 | 74.34 | 35.51 | 78.51 |
| IA | 0.16 | 465,534 | 76.30 | 52.23 | 47.79 |
| ID | 0.28 | 815,983 | 79.35 | 69.43 | 25.51 |
| IL | 2.68 | 524,327 | 75.38 | 57.93 | 66.43 |
| IN | 0.16 | 465,663 | 83.68 | 20.20 | 20.20 |
| KS | 0.06 | 362,169 | 95.00 | 100.00 | 50.48 |
| MA | 1.86 | 581,800 | 73.44 | 51.19 | 86.22 |
| MD | 4.37 | 525,913 | 78.96 | 62.06 | 80.58 |
| ME | 0.13 | 758,750 | 78.53 | 46.95 | 100.00 |
| MI | 0.40 | 519,568 | 78.88 | 59.78 | 50.30 |
| MN | 1.70 | 480,267 | 82.67 | 63.53 | 71.57 |
| MO | 0.50 | 440,370 | 80.79 | 67.07 | 75.99 |
| MT | 0.25 | 949,490 | 61.43 | 100.00 | 77.23 |
| NC | 1.11 | 532,341 | 75.48 | 69.71 | 78.58 |
| ND | 0.03 | 365,458 | 95.00 | 0.00 | 100.00 |
| NE | 0.08 | 442,410 | 71.40 | 0.00 | 83.07 |
| NH | 0.07 | 421,560 | 95.00 | 0.00 | 100.00 |
| NJ | 3.28 | 557,597 | 76.25 | 50.06 | 68.48 |
| NM | 0.23 | 523,212 | 68.78 | 100.00 | 91.42 |
| NV | 2.02 | 477,601 | 80.44 | 41.72 | 89.26 |
| NY | 3.45 | 663,965 | 76.60 | 56.14 | 66.82 |
| OH | 0.43 | 493,627 | 76.93 | 49.97 | 51.83 |
| OR | 1.06 | 473,041 | 80.84 | 51.55 | 72.07 |
| PA | 0.44 | 506,461 | 84.81 | 72.54 | 29.39 |
| RI | 0.12 | 706,000 | 65.00 | 0.00 | 100.00 |
| SC | 0.59 | 680,324 | 76.17 | 58.60 | 88.86 |
| SD | 0.05 | 620,000 | 89.12 | 100.00 | 0.00 |
| TN | 0.25 | 586,792 | 77.91 | 72.48 | 86.11 |
| TX | 0.98 | 491,838 | 81.97 | 47.42 | 60.10 |
| UT | 0.32 | 463,174 | 78.35 | 54.26 | 66.62 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

**State**

| STATE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| VA | 8.40 | 492,770 | 83.62 | 65.87 | 83.52 |
| VT | 0.16 | 601,370 | 73.76 | 41.57 | 41.57 |
| WA | 2.68 | 468,505 | 78.46 | 46.24 | 67.49 |
| WI | 0.41 | 786,893 | 70.11 | 66.89 | 72.91 |
| WV | 0.08 | 320,607 | 87.24 | 55.86 | 55.86 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

**Loan Purpose**

| LOAN PURP | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| Cash Out Refinance | 19.26 | 562,062 | 69.67 | 37.60 | 84.52 |
| Purchase | 64.89 | 521,582 | 81.78 | 52.98 | 80.08 |
| Rate/Term Refinance | 15.85 | 612,594 | 73.10 | 51.44 | 80.75 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

**Occupancy**

| OCCTYPE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| Investor | 1.54 | 387,731 | 70.76 | 96.69 | 48.39 |
| Owner Occupied | 89.34 | 540,337 | 78.75 | 48.70 | 81.50 |
| Second Home | 9.12 | 598,620 | 72.63 | 52.33 | 82.02 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

**Property Type**

| PROPTYPE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 2-4 Family | 0.91 | 621,355 | 72.90 | 43.90 | 82.61 |
| CO-OP | 0.38 | 550,628 | 73.82 | 31.88 | 48.18 |
| Condominium | 15.80 | 471,852 | 82.68 | 51.95 | 77.68 |
| PUD | 0.56 | 434,488 | 87.59 | 71.39 | 94.49 |
| Single Family | 82.34 | 557,846 | 77.20 | 49.35 | 81.72 |
| **TOTAL** | **100.00** | **541,855** | **78.07** | **49.77** | **81.04** |

**Documentation Code**

| DOCTYPE1 | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| Full/Alternative | 49.77 | 562,868 | 81.01 | 100.00 | 81.45 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

### Documentation Code

| DOCTYPE1 | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| No Documentation | 0.21 | 494,026 | 79.26 | 0.00 | 100.00 |
| Reduced | 50.01 | 522,654 | 75.14 | 0.00 | 80.55 |
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

### Interest Only

| IO FLAG / IO PERIOD | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| N | 18.96 | 485,953 | 76.54 | 48.70 | 0.00 |
| 0.000 | 18.96 | 485,953 | 76.54 | 48.70 | 0.00 |
| Y | 81.04 | 556,844 | 78.43 | 50.02 | 100.00 |
| 60 | 66.74 | 553,364 | 78.25 | 49.92 | 100.00 |
| 84 | 0.06 | 650,000 | 78.31 | 0.00 | 100.00 |
| 120 | 14.24 | 573,425 | 79.25 | 50.70 | 100.00 |
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

### Index Type

| INDEX | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 1 YR CMT | 83.92 | 537,679 | 78.43 | 51.56 | 81.67 |
| 1 YR Libor | 16.08 | 564,754 | 76.18 | 40.46 | 77.71 |
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

### Months to Roll

| ROLL | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 48 - 50 | 0.09 | 527,605 | 84.40 | 0.00 | 0.00 |
| 51 - 53 | 0.31 | 513,368 | 81.37 | 45.85 | 32.69 |
| 54 - 56 | 1.45 | 620,952 | 73.01 | 58.47 | 50.01 |
| 57 - 59 | 84.76 | 553,169 | 77.84 | 48.91 | 81.81 |
| 60 - 62 | 13.38 | 474,539 | 79.95 | 54.71 | 81.18 |
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

### Gross Margin

| MARGIN | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 2.250 - 2.499 | 16.08 | 564,754 | 76.18 | 40.46 | 77.71 |
| 2.750 - 2.999 | 83.92 | 537,679 | 78.43 | 51.56 | 81.67 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

# BSARM 2005-9

**Gross Margin**

| MARGIN | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

**Max Rate**

| MAX RATE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 0.000 - 7.999 | 0.06 | 704,000 | 95.00 | 100.00 | 100.00 |
| 8.500 - 8.999 | 0.16 | 626,000 | 79.79 | 0.00 | 100.00 |
| 9.000 - 9.499 | 1.82 | 554,578 | 76.08 | 28.57 | 45.98 |
| 9.500 - 9.999 | 15.83 | 573,432 | 78.35 | 51.54 | 66.44 |
| 10.000 - 10.499 | 61.26 | 557,066 | 77.98 | 51.69 | 84.81 |
| 10.500 - 10.999 | 20.71 | 481,586 | 78.16 | 44.82 | 83.77 |
| 11.000 - 11.499 | 0.16 | 454,247 | 89.41 | 54.71 | 100.00 |
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

**Prepay**

| PREPAY PPY TERM | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| No_PP | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |
| 0.000 | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |
| TOTAL | 100.00 | 541,855 | 78.07 | 49.77 | 81.04 |

**Originators**

| ORIGINATOR | Pct of overall CURRENT BALANCE |
|---|---|
| WELLSFARGO | 100.00 |
| TOTAL | 100.00 |

**Servicers**

| SERVICER NAME | Pct of overall CURRENT BALANCE |
|---|---|
| WELLSFARGO | 100.00 |
| TOTAL | 100.00 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

**Index and Caps**

| INDEX<br>INIT RATE CAP | Pct of overall CURRENT BALANCE |
|---|---|
| **1 YR CMT** | **83.92** |
| 5.000 | 83.92 |
| **1 YR Libor** | **16.08** |
| 5.000 | 16.08 |
| **TOTAL** | **100.00** |

**Caps**

| PER RATE CAP | Pct of overall CURRENT BALANCE |
|---|---|
| 2.000 | 100.00 |
| **TOTAL** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*